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STATEMENTS REGARDING COMPUTATION OF RATIOS

        EXHIBIT 12.1

COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS (IN THOUSANDS EXCEPT RATIOS)

	For The Years Ended December 31,
	1997	1998	1999	2000	2001

FIXED CHARGES:
Interest expense	$11	$104	$17	$1,369	$3,133
Amortization of deferred financing costs	—	24	45	78	746

Total Fixed Charges	11	128	62	1,447	3,879
PREFERENCE DIVIDENDS:
Total Preference Dividends	—	—	—	—	2,506

Combined Fixed Charges and Preference Dividends	$11	$128	$62	$1,447	$6,385

EARNINGS AVAILABLE TO COVER COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
Pre-tax income from continuing operations	$(205)	$(511)	$946	$12,316	$(39,401)
Add:
Fixed charges and preference dividends	11	128	62	1,447	6,385
Distributed income of equity investees	—	—	584	—	—
Less:
Minority interest	—	—	7	—	—

Total Earnings to Cover Fixed Charges and Preference Dividends	$(194)	$(383)	$1,585	$13,763	$(33,016)

Deficiency of Total Earnings to Cover Fixed Charges and Preference Dividends	$(216)	$(639)	N/A	N/A	$(45,786)

RATIO OF COMBINED FIXED CHARGES AND PERFERENCE DIVIDENDS TO EARNINGS(1)	(0.06)	(0.33)	0.04	0.11	(0.19)

(1)
The ratio of combined fixed charges and preference dividends to earnings is calculated by adding fixed charges, defined as the sum of interest expense and amortized deferred financing costs, to preference security dividends, defined as the amount of pre-tax earnings that are required to pay the dividends on outstanding preference securities, divided by earnings, defined as the sum of pre-tax income from continuing operations before minority interests, and income or loss from equity investees and fixed charges, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

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STATEMENTS REGARDING COMPUTATION OF RATIOS